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Banancial @Banancial · Sep 4

Automated by @FilingSniperx

$BETR — The path is now clear for stockholders to vote on removing five BETR directors. Federal and Delaware courts have cleared significant legal hurdles for the Garg Group's consent solicitation, materially shifting power in the boardroom fight.

We peeled this filing. The

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2 2 1.1K

Vishal Garg @vishal_better · Sep 4

Thank you Director Pulte @pulte . This is about $400-$800 per funded loan cost for $betr customers. Bi-merge or rep and warrantied tri-merge by the lender (we will build the tech and do it for free for all other lenders too if you let us - I offered this to @FannieMae @FreddieMac

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> **Pulte** @pulte · Sep 3
>
> Equifax, Experian, and TransUnion have been overcharging Americans for far too long. This will end soon. We are seriously considering bi-merge, and stronger solutions (SAFER and SOUNDER). We will not allow companies to take advantage of American consumers. No more.

7 3 17 6.2K

Vishal Garg @vishal_better · Sep 7

I just want to share what rates are on $BETR .... This is average rate customers get ... not lowest rate, not rate if you buy a house from us.... Just clean no gimmicks rate ..... enabled by true AI reducing the cost to produce..... and yes, to the critics, I wish we were profitable

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Better Home & Finance Holding ...
BETR **$13.10** -0.83%



10:07

Better Newsletter

U.S. weekly average mortgage rates

[See Better Mortgage rates](#) | [See HELOC rates in New York](#)

■ Better 30-yr FRM **6.25%** ■ Average 30-yr FRM **6.88%**


7.25%
7.00%
6.75%
6.50%
6.25%
6.00%
5.75%
5/27
6/10
6/25
7/10
7/24
8/6
8/20
9/3
Avg 30yr
6.88%
Better 30yr
6.25%

Source: US average mortgage rates from Mortgage News Daily

Better Mortgage Rates Disclosure: Rates shown are daily average interest rates, not APRs, based on Better Mortgage data and are for informational purposes only. Rates are not guaranteed, may include borrower-paid or lender credits, and actual rates and terms vary by borrower and transaction. Comparison to Mortgage News Daily averages may not reflect individual borrower scenarios and is not a guarantee of lower rates or savings.

Vishal Garg @vishal_better · Sep 5

Just a buydown. $BETR x.com/dayetweets/sta...

Better Home & Finance Holding ...
BETR **$13.10** -0.83%



5 3 25 6.5K

Vishal Garg @vishal_better · Sep 8

See chart below. We started working on token backed mortgage with our partners at Fannie Mae back in April 2025, got coinbase engaged in fall 2025. Everyone on the board, including @danielsethlewis was NEGATIVE about it. I think it was one of the reasons I got fired -

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Better Home & Finance Holding ...
BETR **$13.10** -0.83%



Naeem Aslam @NaeemAslam23 · Sep 8

🚨 🌐 TOKENIZED ASSETS BREAK 3.5 MILLION HOLDERS AS WALL STREET’S 24/7 SHIFT ACCELERATES

RWA.xyz shows 3.58 million tokenized-asset holders today, up 108.9% in 30 days, while represented asset value stands at $386.9 billion. ...


Total Number of Tokenized Asset Holders
4,000,000
3,000,000
2,000,000
1,000,000
0
1/1/24
7/1/24
1/1/25
7/1/25
1/1/26
7/1/26
TOTAL NUMBER OF TOKENIZED ASSET HOLDERS SURGES +109% IN 30 DAYS
Source: RWA.xyz

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Vishal Garg @vishal_better · Sep 9

Thanks ! No poison pill effect on the consent. Correct ! Pls vote the green proxy card!!

> **Banancial** @Banancial · Sep 9
>
> Automated by @FilingSniperx
>
> $BETR — The BETR proxy fight just saw a major shift. A DFAN14A filing at $13.3219 confirms Better's federal court injunction against Garg was rejected. Critically, both Better's counsel and the Delaware Court of Chancery now state signing a GREEN consent card *will not* trigger

1 · 4 · 2.2K

Vishal Garg @vishal_better · 4h

@danielsethlewis there you go again twisting words.... You must be getting desperate. I am not going to let you bait me into disclosing how we are doing and having you file another lawsuit with our companies money.

You have time to twist my words and tweet Daniel but no time to

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Better Home & Finance Holding ...
BETR **$13.21** -1.86%



Better Home and Finance Company @SaveBETR · 5h

@vishal_better: Is this your concession that you no longer expect to win the proxy contest?

We can confirm that Mr. Garg does not have a majority of the voting power at this time....



I can't legally share or Daniel and Betters board and their lawyers burning $700k per week will sue me.

So to protect your money and mind from being burnt further - you just have to know that I don't play games that I can't win.

And even if I lose the first time, I don't give up till I win.

12:23 PM

I can't legally share or Daniel and Betters board and their lawyers burning $700k per week will sue me.

So to protect your money and mind from being burnt further - you just have to know that I don't play games that I can't win.

And even if I lose the first time, I don't give up till I win.

12:23 PM

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